May 22, 2009

Timothy G. Rubritz
Vice President, Chief Financial Officer
Parkvale Financial Corp.
4220 William Penn Highway
Monroeville, Pennsylvania

Re: Parkvale Financial Corp.
    Form 10-K for June 30, 2007
    File Number 0-17411

Dear Mr. Rubritz:

We have considered your response letter dated May 12, 2009, and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarterly Period Ended March 31, 2009
Notes to the Unaudited interim Consolidated Financial Statements
Investment securities, page 9

1.   We note your response to comment one from our letter dated April 1, 2009. Please provide the following so that we may better understand your impairment analysis.

·   Explain the basis for the assumptions used, specifically the recovery rate, discount rate, prepayment rate, and the additional deferral and defaults. Include in your response the thought process you considered in selecting the chosen rate as compared to any other considered rates and the substantive reasons supporting this determination.

·   Tell us the actual amount and percentage of deferrals and defaults experienced by the pooled and individual trust preferred securities in total, by individual security, by quarter, and compare these amounts to your assumptions.

·   Please confirm that the discount rate used in the impairment analysis is equal to the current yield used to accrete the beneficial interest, if not, explain how you determined the discount rate.

·   Explain how you use the results from different scenarios to determine if temporary impairment (OTTI) should be taken, including but not limited to how many scenarios out of the five need to show an impairment before you actually take an OTTI.

2.   Please provide a table detailing the following information, as of March 31, 2009, for your trust preferred securities: deal name, single-issuer or pooled, class, book value, fair value, unrealized gain/loss, credit ratings, number of banks in issuance, deferrals and defaults as a percentage of collateral, and excess subordination after taking into account your best estimates of future interest deferrals and defaults.

3.   Please tell us how much the default percentage would have to increase for you to recognize your first dollar of credit loss.

4.   In your response to comment three of our letter dated January 25, 2009 you indicated that you would revise future filings to enhance your disclosure. It appears that you included the chart summarizing the non-agency CMO's, however it does not appear you provided the textual discussion regarding the nature and type of the assets underlying securities or the

same level of detail about the credit ratings provided in your March 11, 2009 response in the March 31, 2009 Form 10-Q. Please confirm that you will include disclosure similar to that proposed in your Letter dated March 11, 2009 in your June 30, 2009 Form 10K.

5.   We noted in your response to comment one that four securities, Taberna 2005-3A C1, PreTSL2, Trapeza 13AE, and BBC CAP Trust2, were partially impaired.   While we note some reference to certain factors considered in your impairment analysis, please more fully explain , by individual security, how you determined they were partially impaired at March 31, 2009. Please provide us an update on the facts and circumstances surrounding the three pooled securities and one individual trust preferred securities as it relates to their current carrying value, any noted deterioration and/or change in credit ratings. Please also tell us whether you have taken any additional impairment on any of these during this particular quarter.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after

Please direct any questions on accounting matters to William Schroeder at 202-551-3294, or to John Nolan, Senior Assistant Chief Accountant, at 202-551-3492. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3419.

Sincerely,

Christian Windsor
Special Counsel

By FAX: 412-373-2847